JWTT Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$ 71,201
Clearing deposit	657,114
Receivables from clearing	74,212
Securities owned, at Fair value	17,278,922
Securities owned, not readily marketable *(Level III, at cost)*	719,586
Furniture, fixtures and equipment	8,523
Prepaid fees	95
Total Assets	**$ 18,809,653**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payable to clearing organization	$ 3,132,308
Securities sold, not yet purchased	1,112,067
Accounts payable	26,029
Accrued liabilities	40,904
Advance	75,000
Total Liabilities	**4,386,308**

Commitments and Contingencies (Note 8)

Stockholders' Equity

Common Stock, no par value, 100 shares authorized, issued and outstanding	3,000,000
Retained Earnings	11,423,345
Total Stockholders' Equity	**14,423,345**
Total Liabilities & Stockholders' Equity	**$ 18,809,653**